FEMSA Shareholders Approved

Ps. 6,684 Million Dividend

Monterrey, Mexico, March 15, 2013 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”; NYSE: FMX; BMV: FEMSAUB, FEMSAUBD) (“FEMSA” or the “Company”) held its Annual Ordinary General Shareholders Meeting today, during which the shareholders approved the Company’s annual report for 2012 prepared by the Chief Executive Officer, the Company’s consolidated financial statements for the year ended December 31, 2012, the declaration of dividends for the 2012 fiscal year and the election of the Board of Directors and its Committees for 2013.

The shareholders approved the payment of a cash dividend in the amount of Ps. 6,684 million, consisting of Ps. 0.416666 per each Series “D” share and Ps. 0.333333 per each Series “B” share, which amounts to Ps. 2.00 per “BD” Unit (BMV: FEMSAUBD) or Ps. 20.00 per ADS (NYSE: FMX), and Ps. 1.666667 per “B” Unit (BMV: FEMSAUB). The dividend payment will be split in two equal payments, payable on May 7, 2013 and November 7, 2013. In addition, the shareholders established the amount of Ps. 3,000 million as the maximum amount that could potentially be used for the Company’s share repurchase program during 2013.

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FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world; in the retail industry through FEMSA Comercio, operating OXXO, the largest and fastest-growing chain of small-format stores in Latin America, and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world’s leading brewers with operations in over 70 countries.